

Mail Stop 3030

October 28, 2009

<u>Via U.S. Mail</u>

Mr. Joseph A. Molino, Jr.
Chief Financial Officer
P&F Industries, Inc.
445 Broadhollow Road, Suite 100
Melville, New York 11747

> **Re: P&F Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 001-05332**

Dear Mr. Molino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief